Exhibit 21.1

SUBSIDIARIES OF QUANTENNA COMMUNICATIONS, INC.

Name of Subsidiary	Jurisdiction of Organization
Quantenna Communications Australia Pty Ltd	Australia
Quantenna Communications (Wuxi) Co., Ltd.	People’s Republic of China
Quantenna Communications, L.L.C.	Russia